EX-10.1 2 d445009dex101.htm EX-10.1

Exhibit 10.1

SPONSOR SECURITIES PURCHASE AGREEMENT

by and among

ARRINGTON XRP CAPITAL FUND, LP

ARMADA SPONSOR II LLC, and

ARMADA ACQUISITION CORP. II

August 12, 2025

Table of Contents

i

ii

SPONSOR SECURITIES PURCHASE AGREEMENT

This SPONSOR SECURITIES PURCHASE AGREEMENT (this "**Agreement**") is made effective and entered into as of August 12, 2025 (the "**Effective Date**"), by and among Arrington XRP Capital Fund, LP, a Delaware limited partnership (the "**Acquiror**"), Armada Acquisition Corp. II, a Cayman Islands exempted company (the "**SPAC**"), and Armada Sponsor II LLC, a Delaware limited liability company (the "**Sponsor**"). Each of the Acquiror, the SPAC, and the Sponsor are sometimes referred to herein as a "**Party**" and, collectively, as the "**Parties**".

WHEREAS, the SPAC is a special purpose acquisition company that closed on its initial public offering on May 22, 2025, and the SPAC must complete a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses (the "**Initial Business Combination**") by November 22, 2026 (unless such date is extended in accordance with the provisions in the SPAC's Organizational Documents (as defined below));

WHEREAS, as of the date of this Agreement, the SPAC has not consummated an Initial Business Combination;

WHEREAS, the Sponsor owns 400,000 Class A ordinary shares, par value of US$0.0001 each, of the SPAC (the "**Class A Shares**"), 7,880,000 Class B ordinary shares, par value of US$0.0001 each, of the SPAC (the "**Class B Shares**"), and 200,000 warrants of the SPAC (the "**Private Warrants**"), with each Private Warrant exercisable for one Class A Share at an exercise price of $11.50 per share;

WHEREAS, in accordance with the terms and conditions of this Agreement, the Acquiror will purchase (the "**Purchase**") an aggregate of 400,000 Class A Shares, 7,880,000 Class B Shares, and 200,000 Private Warrants (the "**Acquired Securities**") for an aggregate purchase price of Six Million Six Hundred Thousand Dollars ($6,600,000.00) (the "**Purchase Price**") payable to the Sponsor and the Sponsor will sell and assign the Acquired Securities to the Acquiror, following which, the Acquiror will become the new sponsor of the SPAC; and

WHEREAS, the SPAC's board of directors (the "**SPAC Board**") has determined that the transactions contemplated by this Agreement are in the best interests of the SPAC and its shareholders;

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. **Definitions**. As used in this Agreement, the following terms shall have the meanings set forth below:

"Acquired Securities" has the meaning set forth in the Recitals.

"Acquiror" has the meaning set forth in the Preamble.

"Action" means any suit, litigation, arbitration, claim, action or proceeding by or before a Governmental Entity or arbitrator of competent jurisdiction.

"Affiliate" in respect of a Person means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlling, controlled by or under common control with such Person, and (a) in the case of a natural person, shall include, without limitation, such person's spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person's home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. As used in this definition, "control" (including, with its correlative meanings, "controlling," "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by Contract or otherwise).

"Agreement" has the meaning set forth in the Preamble.

"Class A Shares" has the meaning set forth in the Recitals.

"Class B Shares" has the meaning set forth in the Recitals.

"Closing" has the meaning set forth in Section 2.2.

"Closing Date" has the meaning set forth in Section 2.2.

"Contract" means, with respect to any Person, any agreement, contract, lease, license or other commitment, in each case, that is legally binding on such Person, whether written or oral, as amended, modified or supplemented.

"Effect" has the meaning set forth in the definition of "Material Adverse Effect".

"Equity Securities" means, as applicable, with respect to the SPAC or the Sponsor, respectively, (i) any ordinary shares or other capital stock or shares, membership interests or other share capital, (ii) any securities (including, without limitation, any notes, debentures, or other debt securities) directly or indirectly convertible into or exchangeable for any ordinary shares or other capital stock or shares, membership interests or other share capital or containing any profit participation features, (iii) any rights, options, warrants or Contracts directly or indirectly to subscribe for or to purchase any capital stock or shares, membership interests, other share capital or securities containing any profit participation features or to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any ordinary shares or other capital stock or shares, membership interests, other share capital or securities containing any profit participation features, (iv) any share appreciation rights, phantom share rights or other similar rights, or (v) any Equity Securities issued or issuable with respect to the securities referred to in clauses (i) through (iv) above in connection with a consolidation, subdivision or combination of shares, exchange, acquisition, recapitalization, merger, consolidation or other reorganization.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"General Enforceability Exceptions" has the meaning set forth in Section 3.2.

"Governmental Entity" means any United States or non-United States (i) federal, national, state, provincial, local, municipal, foreign or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal or self-regulatory organization, including any stock exchange), or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

2

"Initial Business Combination" has the meaning set forth in the Recitals.

"Insider Letter" has the meaning set forth in Section 2.4.1.

"Law" means any Cayman Islands or U.S. federal, state, local or non-U.S. statute, law, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

"Lien" means any preemptive or similar rights, mortgage, defect, claim, pledge, charge, tax, rights of first refusal, encumbrance, security interest, collateral assignment or lien. "Lien" shall not be deemed to include any license, option or covenant of, or other contractual obligation with respect to, intellectual property.

"Loss" has the meaning set forth in Section 7.2.

"Material Adverse Effect" means any event, change, occurrence, development or condition (each, an "Effect") that, individually or in the aggregate with all other Effects, has had, or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition, results of operations, capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the SPAC or (ii) the ability of the Sponsor or the SPAC to consummate the transactions contemplated hereby in accordance with the terms of this Agreement. The term "Material Adverse Effect" shall not include any Effect arising out of or attributable to: (a) the taking of any action expressly contemplated by this Agreement, (b) the negotiation, announcement, execution, pendency or performance of this Agreement or the transactions hereunder or any communication by Acquiror or any of its Affiliates of its plans or intentions with respect to the Sponsor or the SPAC or an Initial Business Combination following the Closing; (c) general economic or political conditions anywhere in the world, or conditions in the global economy generally; (d) any changes in financial, banking or securities markets in general, anywhere in the world, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates or any change in exchange rates for the currencies of any country; (e) geopolitical conditions, acts of war (whether or not declared), armed hostilities, military actions or terrorism, or the escalation or worsening thereof; (f) any changes in applicable Laws or accounting rules (including U.S. GAAP or other applicable accounting standards) or the enforcement, implementation or interpretation thereof; or (g) any acts of God, natural disasters, cyberattacks, weather conditions, force majeure events, national or international calamity, terrorism, sabotage, armed hostilities, declared or undeclared acts of war, civil unrest, protests and public demonstrations, epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing; provided that, any event, change, or effect arising out of clauses (c) through (g) may be included in the term "Material Adverse Effect" to the extent such event, change, or effect disproportionately affects the SPAC relative to other special purpose acquisition company of similar size and with a similar duration.

"Nasdaq" means the Nasdaq Stock Market LLC.

"Order" means any outstanding writ, order, judgment, injunction, settlement, decision, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

"Organizational Documents" means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its legal affairs. For example, with respect to any limited liability company, the certificate or articles of formation and limited liability company agreement or operating agreement of such company; with respect to any Cayman Islands exempted company, the memorandum and articles of association of such company, as amended or restated from time

3

to time; with respect to any corporation, the certificate or articles of incorporation and the bylaws of such corporation (or similar documents); with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership; and with respect to the SPAC, includes but is not limited to the SPAC Articles.

"Outside Date" has the meaning set forth in Section 8.1.2.

"Party" or "Parties" has the meaning set forth in the Preamble.

"Permits" has the meaning set forth in Section 3.6.2.

"Person" means an individual, a partnership, a corporation, a company, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

"Private Warrants" has the meaning set forth in the Recitals.

"Purchase Price" has the meaning set forth in the Recitals.

"Released Claims" has the meaning set forth in Section 22.

"Representatives" means with respect to any Person, such Person's Affiliates and its and such Affiliates' respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" has the meaning set forth in Section 2.1.1.

"SEC Reports" has the meaning set forth in Section 3.7.1.

"SPAC" has the meaning set forth in the Preamble.

"SPAC Agreements" has the meaning set forth in Section 3.11.1.

"SPAC Articles" means the amended and restated memorandum and articles of association of the SPAC, as in effect as of the date of this Agreement, as may be amended or restated from time to time.

"SPAC Board" has the meaning set forth in the Recitals.

"SPAC Disclosure Schedules" means the SPAC Disclosure Schedules delivered to the Acquiror on the date hereof.

"SPAC Related Party" has the meaning set forth in Section 3.10.

"SPAC Related Party Transaction" has the meaning set forth in Section 3.10.

"SPAC Warrant" means each warrant to purchase one Class A Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

"Sponsor" has the meaning set forth in the Preamble.

4

"Sponsor Disclosure Schedules" means the Sponsor Disclosure Schedules delivered to the Acquiror on the date hereof.

"Tax Returns" means all returns, declarations, reports, forms, estimates, information returns and statements filed or required to be filed in respect of any Taxes with a taxing authority (including any schedules or attachments thereto or amendments thereof).

"Taxes" means all U.S. federal, state, county, local, non-U.S. and other taxes, stamp tax, customs, duties, fees, assessments or other similar governmental charges in the nature of a tax (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, escheat, unclaimed property, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes), whether disputed or not, including any amounts imposed as a transferee or successor, by contract or otherwise, and including deficiencies, interest, additions to tax or interest and penalties with respect thereto.

"Trust Account" has the meaning set forth in Section 3.12.

"Trust Agreement" has the meaning set forth in Section 3.12.

"Trustee" has the meaning set forth in Section 3.12.

"Warrant Agreement" means that certain Warrant Agreement, dated as of May 20, 2025, by and between the SPAC and Continental Stock Transfer & Trust Company, as amended, restated or modified from time to time.

"14f-1 Information Statement" has the meaning set forth in Section 6.3.

"14f-1 Waiting Period" has the meaning set forth in Section 6.3.

2. **Purchase and Closing**.

2.1. Transfer of Acquired Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

2.1.1. The Sponsor shall sell, transfer, deliver, and assign all right, title and interest in and to the Acquired Securities to the Acquiror, free and clear of all liens and encumbrances, other than those imposed by the Securities Act of 1933, as amended (the "**Securities Act**"), or any applicable U.S. state securities laws or under the Warrant Agreement or Organizational Documents, and the SPAC shall use commercially reasonable efforts to cause its transfer agent or registered office provider (as applicable) to record such transfer in the SPAC's register of members and otherwise to cause such transfer to be recorded in its books and records in compliance with applicable Law, subject to Acquiror or its Affiliates reasonably cooperating with the reasonable requests of the Sponsor or the SPAC in connection therewith (such requests not to be unreasonably conditioned or delayed).

2.1.2. Acquiror shall pay the Purchase Price to the Sponsor by wire transfer of immediately available funds to the account or accounts specified on Schedule 2.1.2 hereto.

2.2. Closing. The closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place by the electronic exchange of closing deliverables on the first business day following the satisfaction of the conditions to closing set forth in Section 2 of this Agreement or such other date agreed between the Parties (the "**Closing Date**").

5

2.3. <u>Closing Deliverables of the SPAC and the Sponsor</u>. The SPAC and the Sponsor shall deliver or cause to be delivered to the Acquiror at or prior to the Closing:

2.3.1. The SPAC's register of members, and the list of the holders of the Private Warrants as maintained by the SPAC's warrant agent, evidencing the Sponsor's ownership of the Acquired Securities;

2.3.2. Instruments of transfer from the Sponsor in the aggregate amount of the Acquired Securities, including, with respect to the Private Warrants, a duly executed instrument of transfer (or other documentation reasonably required by Continental Stock Transfer & Trust Company, as warrant agent), and evidence reasonably satisfactory to the Acquiror that the SPAC has provided all instructions to Continental Stock Transfer & Trust Company requested thereby to update its records to reflect the Acquiror as the record holder of the Private Warrants, including the issuance of replacement warrant certificates (subject to Acquiror or its Affiliates reasonably cooperating with the Sponsor and the SPAC in connection therewith as provided in <u>Section 2.1.1</u> of this Agreement);

2.3.3. Written resignation letters of the officers and the directors of the SPAC, effective immediately following the appointments referred to in <u>Section 2.3.4 and Section 2.3.5</u> taking effect and a copy of the written resolutions duly passed by the SPAC Board accepting the resignations of the officers and directors of the SPAC and instructing the SPAC's registered office provider in the Cayman Islands to update the SPAC's register of directors and officers to reflect the resignations contemplated by this <u>Section 2.3.3</u> and to notify the Registrar of Companies of the Cayman Islands in accordance with Section 55 of the Companies Act (Revised) of the Cayman Islands;

2.3.4. A copy of the written resolutions duly passed by the SPAC Board appointing the individuals designated by Acquiror as the directors of the SPAC and instructing the SPAC's registered office provider in the Cayman Islands to update the SPAC's register of directors and officers to reflect the appointments contemplated by this <u>Section 2.3.4</u> and to notify the Registrar of Companies of the Cayman Islands in accordance with Section 55 of the Companies Act (Revised) of the Cayman Islands, as provided in <u>Section 6.6</u> of this Agreement, effective as of the Closing and subject to receiving executed consents to act from each appointee;

2.3.5. A copy of the written resolutions duly passed by the SPAC Board appointing the individuals designated by Acquiror as the officers of the SPAC and instructing the SPAC's registered office provider in the Cayman Islands to update the SPAC's register of directors and officers to reflect the appointments contemplated by this <u>Section 2.3.5</u> and to notify the Registrar of Companies of the Cayman Islands in accordance with Section 55 of the Companies Act (Revised) of the Cayman Islands, effective as of the Closing and subject to receiving executed consents to act from each appointee;

2.3.6. A copy of the written resolutions duly passed by the SPAC Board (i) approving the transfer of Acquired Securities pursuant to this Agreement and the instruments of transfer referred to in <u>Section 2.3.2</u>, (ii) authorizing and instructing the SPAC's transfer agent and registered office provider (as applicable) to update the SPAC's register of members and other records to reflect the Acquiror as the holder of the Purchased Securities, effective as of the Closing, and (iii) approving, authorizing, and directing the transfer of the SPAC's registered office to a registered office provider designated by Acquiror;

2.3.7. Evidence that is reasonably satisfactory to the Acquiror that all SPAC Related Party Transactions have been terminated;

2.3.8. (i) Evidence generated by the SEC of the filing of the 14f-1 Information Statement and (ii) as applicable, an affidavit of mailing from the transfer agent or other agent or nominee of the SPAC, of the delivery of the 14f-1 Information Statement, and (iii) the expiration of the 14f-1 Waiting Period;

6

2.3.9. All of the SPAC's (and any of the SPAC's subsidiaries, if any) Organizational Documents, statutory registers, minute books, corporate seal (if any), books of account, general, financial, tax and personnel records, invoices, shipping records, supplier lists, correspondence and other documents, records and files and computer software and programs to a location designated by Acquiror, and confirmation from the Sponsor that the Sponsor shall not retain copies of the foregoing, except for archiving and legal recordkeeping purposes as required by applicable Law or for purposes of preparing and filing any applicable Tax Returns, notices or other applicable Tax documents for or on behalf of the Sponsor or its members in respect of any period(s) ending at or prior to Closing;

2.3.10. A certificate, validly executed by an officer of the SPAC for and on the SPAC's behalf, certifying that, as of the Closing, the representations and warranties of the SPAC set forth in Section 3 of this Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and certifying that the SPAC has performed, satisfied and complied in all material respects with all covenants and agreements contained in this Agreement required to be so performed, satisfied or complied with as of the Closing;

2.3.11. A certificate, validly executed by an officer of the Sponsor for and on the Sponsor's behalf, to the effect that, as of the Closing, the representations and warranties of the Sponsor set forth in Section 4 of this Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and certifying that the Sponsor has performed, satisfied and complied in all material respects with all covenants and agreements contained in this Agreement required to be so performed, satisfied or complied with as of the Closing;

2.3.12. A Certificate of Good Standing for the SPAC issued by the Register of Companies of the Cayman Islands dated within five business days of the Closing;

2.3.13. A Certificate of Good Standing (or equivalent) issued with respect to the Sponsor by the applicable Governmental Entity dated within five business days of the Closing;

2.3.14. Confirmation from the Sponsor that the SPAC is current with respect to vendors, including but not limited to counsel, accounting, bookkeeping, regulatory expenses and IT services;

2.3.15. Evidence reasonably satisfactory to the Acquiror that all bank accounts of the SPAC, including the Trust Account, and all balances and assets therein, have been transferred to the Acquiror and/or its designees such that the Acquiror and/or its designees shall control and have access to such accounts and the Sponsor and its designees shall cease having control and access;

2.3.16. Evidence reasonably satisfactory to the Acquiror that the Administrative Services Agreement, dated as of May 20, 2025, by and between the Sponsor and the SPAC, has been terminated effective as of the Closing Date;

7

2.3.17. Confirmation from the SPAC and the Sponsor that the Class A Shares, the SPAC Warrants, and the units of the SPAC remain listed on Nasdaq and the SPAC has not received any notice from Nasdaq indicating non-compliance of Nasdaq listing rules;

2.3.18. A duly completed and validly executed Internal Revenue Services Form W-9 from the Sponsor;

2.3.19. All EDGAR codes of the SPAC necessary to make filings with the SEC, and evidence reasonably satisfactory to Acquiror that Acquiror shall have full access to, and control over, the SPAC's EDGAR filing account, following which, the Sponsor shall no longer have access or control;

2.3.20. A standard indemnification agreement executed by the SPAC indemnifying the individuals designated by Acquiror pursuant to Sections 2.3.4 and 2.3.5 as an officer and/or director of the SPAC effective as of the Closing Date; and

2.3.21. Evidence reasonably satisfactory to Acquiror that the "tickers" under which each of the SPAC's securities trades on Nasdaq have been changed from AACIU, AACI, and AACIW to different "tickers" as provided by the Acquiror; provided that all reasonable and documented out-of-pocket costs and expenses incurred in connection therewith shall be borne by Acquiror and not by Sponsor or the SPAC.

2.4. Closing Deliverables of the Acquiror. The Acquiror shall deliver or cause to be delivered to the SPAC and the Sponsor at or prior to the Closing:

2.4.1. An executed joinder agreement to become a party to the Insider Letter dated May 20, 2025, by and among the SPAC, the Sponsor and the SPAC's officers and directors (the "**Insider Letter**") and that certain Registration and Shareholder Rights Agreement, dated May 20, 2025, among the SPAC, the Sponsor and the other signatories thereto.

2.4.2. A certificate, validly executed by an officer of the Acquiror for and on the Acquiror's behalf, certifying that, as of the Closing, the representations and warranties of the Acquiror set forth in Section 5 of this Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), and certifying that the Acquiror has performed, satisfied and complied in all material respects with all covenants and agreements contained in this Agreement required to be so performed, satisfied or complied with as of the Closing.

3. **Representations and Warranties of the SPAC**. Except as set forth in the SPAC Disclosure Schedules, the SPAC hereby represents and warrants to the Acquiror as of the date hereof as follows, which representations and warranties are relied upon by Acquiror in executing this Agreement. Wherever the terms "knowledge" or "the SPAC's knowledge" are used in this Agreement, including without limitation, in this Article 3, the terms shall mean the actual knowledge of the directors and officers of the SPAC and the managing members of the Sponsor.

8

3.1. <u>Organization</u>.

3.1.1. The SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The SPAC has the power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and to carry on its business as presently conducted.

3.1.2. The SPAC is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except as would not have a Material Adverse Effect.

3.2. <u>Authorization</u>. The SPAC has all corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the SPAC of the transactions contemplated by this Agreement have been duly authorized by the SPAC Board. This Agreement, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the valid and binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, except as such enforceability may be limited by the applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally or by general equitable principles (the "**General Enforceability Exceptions**").

3.3. <u>Share Capital</u>.

3.3.1. The authorized share capital of the SPAC is US$22,100 divided into (i) 200,000,000 Class A Shares, (ii) 20,000,000 Class B Shares and (iii) 1,000,000 preference shares, par value of US$0.0001 each, of which (a) 23,710,000 Class A Shares are issued and outstanding as of the date of this Agreement, (b) 7,880,000 Class B Shares are issued and outstanding as of the date of this Agreement, and (c) no preference shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Class A Shares and Class B Shares (x) have been duly authorized and validly issued and are fully paid and non-assessable, (y) were issued in compliance in all material respects with applicable Law and the Organizational Documents of the SPAC and (z) were not issued in breach or violation of any preemptive rights or Contract. No share certificates have been issued by the SPAC in respect of any of the issued and outstanding Class A Shares or Class B Shares. The SPAC has duly authorized and validly issued 11,855,000 SPAC Warrants that entitle the holder thereof to purchase one Class A Share per SPAC Warrant at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement. Except as set forth on <u>Schedule 3.3</u> to the SPAC Disclosure Schedules, all of the issued and outstanding Class B Shares are held of record and beneficially by the Sponsor and no other Person holds, of record or beneficially, any Class B Shares.

3.3.2. Except for the SPAC Warrants and as set forth in <u>Section 3.3.1</u>, there are (i) no options, warrants, calls, rights, convertible securities or Contracts to which the SPAC is a party or by which the SPAC is bound requiring the SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Securities of the SPAC or requiring the SPAC to grant, extend or enter into any such option, warrant, call or right to acquire any Equity Securities of the SPAC, (ii) no executory Contract requiring the SPAC to repurchase, redeem or otherwise acquire any Equity Securities of the SPAC, (iii) no outstanding debt securities of any kind convertible into or exchangeable or exercisable for Equity Securities of the SPAC, (iv) no preemptive rights or rights of first offer or refusal or similar rights with respect to any Equity Securities of the SPAC and (v) no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of the SPAC.

9

3.4. <u>Non-Contravention; Governmental Approvals</u>. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the SPAC of this Agreement or the consummation by the SPAC of the transactions contemplated by this Agreement, except for (i) the filings referred to in <u>Sections 2.3.3</u>, <u>2.3.4</u>, <u>2.3.5</u> and <u>2.3.6</u> and (ii) those that may be required under the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or the Nasdaq Marketplace Rules as set forth in <u>Section 3.4</u> of the SPAC Disclosure Schedules. Except as set forth in <u>Section 3.4</u> of the SPAC Disclosure Schedules, neither the execution or delivery by the SPAC of this Agreement nor the consummation by the SPAC of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Organizational Documents of the SPAC, (ii) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which the SPAC is a party, (iii) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the SPAC or (iv) except as contemplated by this Agreement, result in the creation of any Lien upon any material assets or properties of the SPAC (other than those arising under applicable securities Laws), except, in the case of any of <u>clauses (ii)</u> through <u>(iii)</u>, as would not reasonably be expected to be material to the SPAC.

3.5. <u>Litigation</u>. There is no, and since October 3, 2024 (being the date of incorporation of the SPAC), there has not been, any Action pending or, to the knowledge of the SPAC, threatened against the SPAC. The SPAC is not subject to or bound by any outstanding Order that is or would reasonably be expected to be, individually or in the aggregate, material to the SPAC.

3.6. <u>Compliance with Laws; Permits; No Defaults</u>.

3.6.1. The SPAC is not, and since October 3, 2024 has not been, in non-compliance with any material Laws applicable to the SPAC.

3.6.2. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC, (i) the SPAC holds all permits, licenses, and authorizations from Governmental Entities necessary to own, lease and operate its properties and conduct its business as currently conducted (collectively, the "**Permits**") and (ii) each Permit is valid and in full force and effect either pursuant to its terms or by operation of law and no Governmental Entity has, to the knowledge of the SPAC, commenced an Action to revoke or suspend any Permit that is pending.

3.7. <u>SEC Reports; Financial Statements; Undisclosed Liabilities</u>.

3.7.1. The SPAC has timely filed or furnished all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the Closing (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the "**SEC Reports**"). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such subsequent filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for the SEC SPAC Accounting Changes (as defined below), the financial statements of the SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be material and adverse) and the absence of complete footnotes) in all material respects the financial position of the SPAC as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. The SPAC does not have any off-balance sheet arrangements that are not disclosed in the SEC Reports. A true and correct copy of the SPAC's balance sheet as of May 22, 2025, is set forth in the SPAC's Schedule 13G, filed with the SEC on June 5, 2025.

10

3.7.2. The SPAC has no liabilities or obligations of a type required to be disclosed on a balance sheet of the SPAC prepared in accordance with GAAP other than liabilities (i) that have arisen since the date of the most recent balance sheet included in the SEC Reports in the ordinary course of business (none of which relates to a breach of Contract, breach of warranty, tort, infringement or violation of applicable Law or Order) or are set forth in <u>Section 3.7.2</u> of the SPAC Disclosure Schedules, or (ii) incurred in connection with the negotiation, preparation or execution of this Agreement, the performance of its covenants or agreements in this Agreement or the consummation of the transactions contemplated hereby or thereby. In addition, (a) a list of unpaid invoices received by the SPAC as of the date hereof that the SPAC or the Sponsor will pay, or cause to be paid, at or prior to the Closing is set forth on <u>Exhibit A</u> to this Agreement, and (b) a statement setting forth the balance of the SPAC's operating bank account and all transactions in such account since the formation of the SPAC is set forth on <u>Exhibit B</u> to this Agreement.

3.7.3. Except as set forth in <u>Section 3.7.3</u> of the SPAC Disclosure Schedules, the SPAC has no obligations for indebtedness for borrowed money. Except as set forth in <u>Section 3.7.3</u> of the SPAC Disclosure Schedules, there are no outstanding loans or reimbursable expenses owed by the SPAC to the Sponsor, the SPAC's officers or directors or any affiliate thereof and no other amounts are, or to the SPAC's knowledge will, after the Effective Date, be payable by the SPAC to the Sponsor, the SPAC's officers or directors or any affiliate thereof related to any services provided to the SPAC.

3.7.4. The SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the SPAC is made known to the SPAC's principal executive officers and its principal financial officer. Except as disclosed in the SEC Reports, such disclosure controls and procedures are effective in timely alerting the SPAC's principal executive officers and principal financial officer to material information required to be included in the SPAC's financial statements included in the SPAC's periodic reports required under the Exchange Act.

3.7.5. The SPAC has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management's authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the SPAC's assets. The SPAC maintains books and records of the SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the SPAC in all material respects.

3.7.6. Except for any changes (including any required revisions to or restatements of the financial statements of the SPAC or the SEC Reports) to the SPAC's accounting or classification of the SPAC's outstanding redeemable shares as temporary, as opposed to permanent, equity that may have been required as a result of related statements by the SEC staff or recommendations or requirements of the SPAC's auditors (the "**SEC SPAC Accounting Changes**"), and except as disclosed in the SEC Reports, there is no (i) "significant deficiency" in the internal controls over financial reporting of the SPAC, as defined by the Public Company Accounting Oversight Board (the "**PCAOB**") (ii) "material weakness" in the internal controls over financial reporting of the SPAC, as defined by the PCAOB, or (iii) fraud, whether or not material, that involves management or other employees of the SPAC who have a significant role in the internal controls over financial reporting of the SPAC.

11

3.8. <u>Absence of Developments</u>. Since the date of the most recent balance sheet included in the SEC Reports, no Material Adverse Effect has occurred. From the date of the Recent Balance Sheet through the date of this Agreement, except (i) as set forth in <u>Section 3.8</u> of the SPAC Disclosure Schedules and (ii) for the negotiation, preparation or execution of this Agreement, the performance by the SPAC of its covenants or agreements set forth this Agreement or the consummation by the SPAC of the transactions contemplated this Agreement, the SPAC has not:

3.8.1. directly or indirectly issued, or entered into any Contract for the issuance of, redeemed, repurchased or repaid, or entered into any Contract for the redemption, repurchase or repayment of, any Equity Securities of the SPAC (or any rights in or to such Equity Securities of the SPAC);

3.8.2. (i) made any loans, advances or capital contributions to, or guarantees for the benefit of, or other investment in, any other Person (including, for the avoidance of doubt, any SPAC Related Party), or (ii) canceled or forgiven any debts owed to or claims held by it (including, for the avoidance of doubt, any debts owed by, or claims held against, any SPAC Related Party), other than, in the case of <u>clause (</u>i), the reimbursement of expenses of employees or other service providers in the ordinary course of business;

3.8.3. made (i) any payments to any SPAC Related Party (including pursuant to any SPAC Related Party Transaction), or (ii) any amendments or modifications to Contracts that constitute SPAC Related Party Transactions other than, in the case of <u>clause (</u>i), the reimbursement of expenses of any SPAC Related Party;

3.8.4. authorized, recommended, proposed or announced an intention to adopt, or otherwise effected, a petition to wind up, dissolve, restructure, recapitalize, reorganize or other similar transaction involving the SPAC;

3.8.5. made or proposed any amendments or modifications to the SPAC Articles adopted by special resolution of the SPAC's shareholders with effect on May 20, 2025;

3.8.6. settled or compromised any Action (i) the performance of which would be reasonably likely to involve any payments by the SPAC in excess of $5,000 after the date of this Agreement, or (ii) that imposes any non-monetary obligations on the SPAC after the date of this Agreement;

3.8.7. entered into, amended or terminated any Contract of the SPAC; or

3.8.8. failed to make any extension payment to the Trust Account.

3.8.9. <u>Brokers and Finders</u>. Except as set forth in <u>Section 3.8.9</u> of the SPAC Disclosure Schedules or as contemplated in the agreements or documents or transactions contemplated by this Agreement, the SPAC has not engaged any broker or finder or incurred any liability for any financial advisory fee, brokerage fee, commission or finder's fee, in each case, in connection with this Agreement or the transactions contemplated hereby.

3.9. <u>Taxes</u>. The SPAC has (i) timely filed all income and other material Tax Returns required to have been filed by it (taking into account any validly obtained extensions) and all such Tax Returns are true, correct and complete in all material respects, (ii) timely paid all income and other material Taxes due and payable by it, and (iii) complied in all material respects with all applicable Laws relating to the withholding of Taxes and timely collected or withheld and paid over to the proper Governmental Entity all material amounts required to be so collected or withheld and paid over by it. The SPAC is not the subject of any current Action with regard to any Taxes, and there are no Liens for Taxes upon the assets of the SPAC (other than Liens for Taxes not yet due and payable).

12

3.10. <u>Related Party Transactions</u>. Except as set forth in <u>Section 3.10</u> of the SPAC Disclosure Schedules or in the SEC Reports, no officer, member of the SPAC Board (or similar governing body) or Affiliate of the SPAC or, to the knowledge of the SPAC, any immediate family member of the foregoing, (i) has any material outstanding indebtedness for borrowed money to the SPAC (other than in connection with ordinary course expense advances and similar arrangements or as disclosed on the SEC Reports), (ii) owns any material property or asset used in the businesses of the SPAC or (iii) is party to any executory Contract or transaction with the SPAC under which the SPAC has any continuing obligations (other than those pursuant to an ordinary course employment or similar agreements or arrangements or any grant, award or similar agreement relating to the terms of any Equity Securities of the SPAC) (any of the foregoing, a "**SPAC Related Party Transaction**" and each such Person referred to in this <u>Section 3.10</u>, a "**SPAC Related Party**").

3.11. <u>SPAC Contracts</u>.

3.11.1. <u>Section 3.11.1</u> of the SPAC Disclosure Schedules sets forth a list of all Contracts to which the SPAC is, as of the date of this Agreement, party or bound by (excluding this Agreement and any agreement under which no obligations of the SPAC remain outstanding) (such Contracts, collectively, the "**SPAC Agreements**"), including but not limited to:

3.11.1.1. all Contracts containing (i) a covenant that prohibits in any material respect the ability of the SPAC from engaging in any line of business or competing with any non-affiliated Person or (ii) exclusivity, "most favored nation" or similar provisions in favor of any non-affiliated Person;

3.11.1.2. all Contracts that govern any partnership or joint venture arrangement with any Person;

3.11.1.3. all Contracts that relate to the future disposition or acquisition of material assets or properties by the SPAC, except for any Contract related to the transactions contemplated hereby (other than non-disclosure agreements entered into in the ordinary course of business which do not contain exclusivity or other similar provisions);

3.11.1.4. any Contract under which the SPAC is lessee of or holds or operates, in each case, any tangible property (other than real property) owned by any other Person;

3.11.1.5. any Contracts with any directors, officers, employees or other consultants or individual service providers of the SPAC;

3.11.1.6. all Contracts pursuant to which the SPAC has incurred as of the date of this Agreement, or may incur pursuant to the express terms thereof, indebtedness for borrowed money;

3.11.1.7. any settlement, conciliation or similar Contract (i) the performance of which would involve any payments by the SPAC after the date of this Agreement or (ii) that imposes any material, non-monetary obligations on the SPAC after the date of this Agreement;

3.11.1.8. all Contracts that constitute SPAC Related Party Transactions;

13

3.11.1.9. all Contracts pursuant to which the SPAC (i) licenses, leases, registers, or otherwise obtains rights to use any domain name, trademark, or other intellectual property (including any registration or renewal thereof), or (ii) grants to any third party any rights with respect to any such domain name, trademark, or other intellectual property owned or used by the SPAC; and

3.11.1.10. any other Contract the performance of which requires annual payments to or from the SPAC and that is not terminable without penalty or payment upon less than thirty (30) days' prior written notice by the SPAC.

3.11.1.11. (i) Each of the SPAC Agreements is in full force and effect and constitutes a valid, binding and enforceable obligation of the SPAC party thereto and, to the knowledge of the SPAC, the other parties thereto (in each case, subject to General Enforceability Exceptions), (ii) the SPAC has not received written notice that it is or is alleged to be in breach of or default under any SPAC Agreement, and (iii) the SPAC has not received written notice that any counterparty is in breach of or default under any SPAC Agreement, except, in the case of any of clauses (i) through (iii) above, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the SPAC. Each of the SPAC Agreements has been provided to the Acquiror by the Sponsor or the SPAC, or is otherwise publicly available.

3.12. <u>Trust Account</u>. As of the Closing, the SPAC will have at least Two Hundred Thirty Two Million Nine Hundred Eighty Two Thousand Six Hundred Seventy Two Dollars and Seventy Cents ($232,982,672.70) (the "**Trust Amount**") in the trust account established by the SPAC (the "**Trust Account**") pursuant to that certain Investment Management Trust Agreement, dated as of May 20, 2025 (the "**Trust Agreement**"), by and between the SPAC and Continental Stock Transfer & Trust Company, as trustee (the "**Trustee**"), with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or are held in one or more demand deposit accounts, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the SPAC, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by the SPAC or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the SPAC. The SPAC is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the forms, reports, schedules, registration statements and other documents filed by the SPAC with the SEC, including all amendments, modifications and supplements thereto to be inaccurate in any material respect or (ii) explicitly by their terms, entitle any person other than (a) the SPAC shareholders who shall have exercised their rights to redeem their Class A Shares in connection with any vote on a proposed Initial Business Combination pursuant to the provisions of SPAC Articles; (b) a repurchase of Class A Shares by means of a tender offer pursuant to the provisions of SPAC Articles; (c) a distribution from the Trust Account in the event that the SPAC does not consummate an Initial Business Combination by November 22, 2026 (unless such date is extended) pursuant to the provisions of SPAC Articles; (d) in connection with a shareholder vote to amend the SPAC Articles to (i) modify the substance or timing of the Company's obligation to allow redemption in connection with an Initial Business Combination or to redeem 100% of the Public Shares (as defined in SPAC Articles) if the SPAC has not consummated an Initial Business Combination by November 22, 2026 (unless such date is extended) or (ii) with respect to any other material provisions relating to the rights of holders of Class A Shares or pre-initial business combination activity; and (e) the SPAC, with respect to interest earned on the proceeds in the Trust Account (which interest shall be net of taxes payable and up to One Hundred Thousand Dollars ($100,000.00) of interest on such proceeds to pay dissolution expenses), to any portion of the proceeds in the Trust Account. Since May 20, 2025 the SPAC has not released any money from the Trust Account, except in accordance with the Trust Agreement and SPAC Articles. There are no Actions (or to the knowledge of the SPAC, investigations) pending or, to the knowledge of the SPAC, threatened with respect to the Trust Account.

14

4. **Representations and Warranties of the Sponsor**. Except as set forth in the Sponsor Disclosure Schedules, the Sponsor hereby represents and warrants to the Acquiror as follows:

4.1. <u>Organization</u>.

4.1.1. The Sponsor is a limited liability company duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. The Sponsor has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as presently conducted, except as would not have a Material Adverse Effect.

4.1.2. The Sponsor is duly organized, qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except as would not have a Material Adverse Effect.

4.2. <u>Authorization</u>. The Sponsor has all limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Sponsor of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of the Sponsor. This Agreement, assuming due authorization, execution and delivery of this Agreement by the Acquiror, has been duly executed by the Sponsor and constitutes the valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

4.3. <u>Non-Contravention</u>; <u>Governmental Approvals</u>. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the Sponsor of this Agreement or the consummation by the Sponsor of the transactions contemplated by this Agreement. Neither the execution by the Sponsor of this Agreement nor the consummation by the Sponsor of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Organizational Documents of the Sponsor, (ii) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which the Sponsor is a party, (iii) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the Sponsor or (iv) except as contemplated by this Agreement, result in the creation of any Lien upon any material assets or properties of the Sponsor (other than those arising under applicable securities Laws), except, in the case of any of <u>clauses (ii)</u> through <u>(iii)</u>, as would not reasonably be expected to prevent or materially delay the Closing.

4.4. <u>Title to Acquired Securities</u>. The Sponsor is the legal and record holder, and, subject to the interests allocated to the non-managing members as disclosed in the SEC Reports, beneficial owner of the Acquired Securities and has good and valid title to the Acquired Securities free and clear of all Liens and encumbrances, other than those restrictions imposed by the Sponsor's Organizational Documents, the Insider Letter, the Securities Act or any applicable U.S. state securities laws. Except as set forth on <u>Schedule 4.4</u> to the Sponsor Disclosure Schedules, the Sponsor is not party to any option, warrant, equity right, purchase right or other contract or commitment that would require the Sponsor to offer, sell, transfer or otherwise offer or dispose of the Acquired Securities, other than this Agreement.

15

4.5. <u>Title to Class B Shares</u>. The Sponsor is the legal and record holder and, subject to the interests allocated to the non-managing members as disclosed in the SEC Reports, beneficial owner of the Class B Shares and has good and valid title to the Class B Shares free and clear of all Liens and encumbrances, other than those restrictions imposed by the Sponsor's Organizational Documents, the Insider Letter, the Securities Act or any applicable U.S. state securities laws. The Sponsor is not party to any option, warrant, equity right, purchase right or other contract or commitment that would require such holders to offer, sell, transfer or otherwise offer or dispose of the Class B Shares.

4.6. <u>Contracts Relating to the SPAC</u>. The Sponsor has provided to the Acquiror true and complete copies of all Contracts to which it is a party or by which it is bound in its capacity as the Sponsor of the SPAC, other than Contracts under which no obligations of the Sponsor remain outstanding.

4.7. <u>Litigation</u>. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Sponsor, there is no, and since October 3, 2024 there has not been, any Action pending or, to the knowledge of the Sponsor, threatened in writing against the SPAC. The Sponsor is not subject to or bound by any outstanding Order that is or would reasonably be expected to be, individually or in the aggregate, material to the Sponsor.

4.8. <u>Brokers and Finders</u>. Except as set forth in <u>Section 4.8</u> of the Sponsor Disclosure Schedules, the Sponsor has not engaged any broker or finder or incurred any liability for any financial advisory fee, brokerage fee, commission or finder's fee, in each case, in connection with this Agreement or the transactions contemplated hereby.

5. **Representations and Warranties of the Acquiror**. The Acquiror hereby represents and warrants to the SPAC and the Sponsor as follows:

5.1. <u>Organization</u>. The Acquiror is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Acquiror (i) has the requisite limited partnership power and authority to own, lease and operate its properties and to carry on its business as presently conducted and (ii) is duly qualified as a foreign company for the transaction of business under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification, except, in each case, as would not reasonably be expected to prevent or materially delay the Closing.

5.2. <u>Authorization</u>. The Acquiror has all corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Acquiror of the transactions contemplated by this Agreement have been duly authorized by all necessary limited partnership action on the part of the Acquiror. This Agreement, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the valid and binding obligation of the Acquiror, enforceable against the Acquiror in accordance with its respective terms, except as limited by the General Enforceability Exceptions.

5.3. <u>Non-Contravention; Governmental Approvals</u>. No notices to, filings with, or authorizations, consents or approvals of any Governmental Entity are necessary for the execution or delivery by the Acquiror of this Agreement or the consummation by the Acquiror of the transactions contemplated by this Agreement, except for those that would not reasonably be expected to prevent or materially delay the Closing. Neither the execution or delivery by the Acquiror of this Agreement nor the consummation by the Acquiror of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Acquiror's Organizational Documents, (ii) result in a violation

16

or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material Contract to which the Acquiror is a party or (iii) violate any applicable Order or Law of any Governmental Entity having jurisdiction over the Acquiror, except, in the case of any of clauses (ii) through (iii), as would not reasonably be expected to prevent or materially delay the Closing.

5.4. <u>Investment Purpose and Restrictions</u>. The Acquiror is acquiring the Acquired Securities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations in this <u>Section 5.4</u>, the Acquiror reserves the right to dispose of all or part of such Acquired Securities at any time in accordance with or pursuant to an available exemption under the Securities Act and pursuant to the restrictions set forth in the Insider Letter. The Acquiror acknowledges that such Acquired Securities have not been registered under the Securities Act or any applicable state securities Law.

5.5. <u>Accredited Investor Status</u>. The Acquiror is, or as of the Closing will be, an "accredited investor" as that term is defined in Rule 501 of Regulation D, as promulgated under the Securities Act.

5.6. <u>Reliance on Exemptions</u>. The Acquiror understands that the Acquired Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities Laws and that the SPAC and the Sponsor are relying upon the truth and accuracy of, and the Acquiror's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Acquiror set forth in this <u>Section 5</u> in order to determine the availability of such exemptions and the eligibility of the Acquiror to acquire such Acquired Securities.

5.7. <u>Information; Risk</u>. The Acquiror and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the SPAC and the Sponsor and other information the Acquiror deemed material to making an informed investment decision regarding its purchase of the Acquired Securities that are not publicly available, which have been reasonably requested by the Acquiror and has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the SPAC and the Sponsor concerning the terms and conditions of the sale of the Acquired Securities and the merits and risks of investing in the Acquired Securities; (ii) access to information about each of the SPAC and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that each of the SPAC and the Sponsor possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Acquiror has such knowledge, sophistication and experience in investing, business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in such membership interest and has so evaluated the merits and risks of such investment. The Acquiror has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of such membership interest. Without limiting the foregoing, the Acquiror has carefully considered the potential risks relating to the investment in the SPAC, and fully understands that the Acquired Securities are a speculative investment that involves a high degree of risk of loss of the Acquiror's entire investment and the Acquiror is able to bear the economic risk of an investment in the Acquired Securities and, at the present time, is able to afford a complete loss of such investment.

17

5.8. <u>Brokers and Finders</u>. There is no Person acting on behalf of the Acquiror who is entitled to or has any claim for any financial advisory, brokerage or finder's fee or commission in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby for which the SPAC or the Sponsor would be liable prior to Closing.

6. **<u>Covenants</u>**.

6.1. <u>Termination of Related Party Contracts</u>. At or prior to the Closing, other than as set forth on <u>Section 6.1</u> of the SPAC Disclosure Schedules, the Sponsor and the SPAC shall each terminate all SPAC Related Party Contracts with no further liability to the SPAC and make any payments due thereunder such that there is no further liability to the SPAC (including by using cash in the operating account of either the Sponsor or the SPAC). Following the settlement and termination of the liabilities contemplated by this <u>Section 6.1</u>, to the knowledge of the SPAC, the SPAC shall have no further liabilities for SPAC Related Party Contracts except as set forth on <u>Section 6.1</u> of the SPAC Disclosure Schedules.

6.2. <u>D&O Insurance</u>. Acquiror and SPAC agree that before entering into any business combination agreement, such agreement will include an obligation on the part of the surviving public company to honor all pre-closing indemnification agreements of the SPAC, including those in effect with the resigning officers and directors listed on <u>Schedule 6.2</u> hereto, and each such former director and officer shall be entitled to the same D&O insurance coverage provided to the other officers and directors of the SPAC following the Initial Business Combination or, if the SPAC is liquidated or dissolved, any D&O tail insurance coverage for the SPAC. From and after the Closing Date and until the closing of the Initial Business Combination, each such resigning officer and director shall be fully covered by any and all D&O insurance policies owned by the SPAC, and shall be fully covered by any tail insurance coverage purchased by or on behalf of the SPAC, including, without limitation, in the event of any liquidation or dissolution of the SPAC. Each resigning officer and director listed on <u>Schedule 6.2</u> hereto is a third party beneficiary of this Section.

6.3. <u>14f-1 Information Statement</u>. As soon as practicable following the execution, the Sponsor shall cause the SPAC to prepare and file with the SEC a 14f-1 information statement in a form reasonably satisfactory to Acquiror ("**14f-1 Information Statement**") to be mailed to the shareholders of the SPAC notifying them of the change in the SPAC Board as provided for herein, contingent on the Acquiror or its Affiliates providing the SPAC or its representatives, all information required by SEC rules to be included in the 14f-1 Information Statement by or on behalf of the Acquiror, its Affiliates and all director nominees or appointees to the SPAC Board. It is acknowledged and agreed that the replacement of the directors of the SPAC (which shall be conditional upon Closing having occurred) cannot take effect until ten days after the mailing of an information statement to the SPAC shareholders in accordance with the requirements of Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 under the Exchange Act (the "**14f-1 Waiting Period**").

6.4. <u>Nasdaq Compliance</u>. Acquiror (together with the target in any proposed Initial Business Combination) shall be responsible for the re-listing application in connection with such Initial Business Combination; provided that the Sponsor shall cooperate with any information reasonably requested from the Sponsor to complete and/or process the re-listing application with Nasdaq at the sole cost and expense of the SPAC or the Acquiror.

6.5. <u>Post-Closing Invoices</u>. If the Sponsor shall receive any invoice addressed to the SPAC following the Closing and for a period of three months thereafter, the Sponsor shall give notice of such receipt to the Acquiror within ten (10) days thereafter.

18

6.6. <u>Armada Intellectual Property</u>. From and after the Closing Date, the Acquiror and the SPAC irrevocably and unconditionally waive and shall have no right, title or interest in or to the name Armada or Armada Acquisition or armadaacq.com or have any rights whatsoever to use any related domain name, trademark, or other intellectual property (including any registration or renewal thereof). Without limiting the foregoing, the Sponsor, on behalf of itself and each of its Affiliates, hereby grants to the Acquiror and the SPAC a nonexclusive, royalty-free, revocable, limited right and license, following the Closing Date and until the earliest of (such date, the "**License Expiration Date**") (i) the passage of the Name Change Resolutions at the SPAC Shareholder Meeting and any filings with the Registrar of Companies of the Cayman Islands necessary in connection therewith, (ii) any liquidation or dissolution of the SPAC, or (iii) November 22, 2026 (unless such date is extended) of the use of the name "Armada Acquisition Corp. II," Armada or Armada Acquisition (collectively, the "**Sponsor Marks**") in a manner that is the same as or substantially similar to the manner in which the SPAC used the Sponsor Marks in the operation of the SPAC and its business prior to the Closing Date. Neither of the Acquiror nor any of its Affiliates has the right to, and will not attempt to, transfer, delegate, hypothecate, or sublicense any of its rights to use the Sponsor Marks granted hereunder. Except as expressly provided in this <u>Section 6.6</u>, no other right to use the Sponsor Marks is granted hereunder whether by implication or otherwise. The Acquiror shall ensure that all uses of the Sponsor Marks as provided herein shall be only with respect to the ownership and operation of the SPAC at a level of quality equal to or greater than the quality with respect to which the Sponsor Marks was used prior to the Closing Date. Any and all goodwill generated by the use of, and related solely to, the Sponsor Mark by the Acquiror or the SPAC hereunder shall inure solely to the benefit of Sponsor, its successors or assigns or the other applicable owner thereof (the "**Retained Marks Owners**"). Acquiror shall not (and shall cause its Affiliates to not): (i) use the Sponsor Marks hereunder in any manner that may damage, impair, or tarnish the reputation of Sponsor, its Affiliates or the Mark Owners or the goodwill associated with the Sponsor Mark, provided that any use of any Sponsor Mark that is the same as or substantially similar to any use thereof by Sponsor or any of its Affiliates prior to the Closing Date shall be deemed not to so damage, impair, or tarnish such reputation or goodwill; or (ii) contest the validity of the Sponsor Marks. Acquiror agrees that its and its Affiliates' use of the Sponsor Mark hereunder shall at all times comply with trademark usage guidelines that Sponsor may provide to Acquiror prior to or on the Closing Date. Any Mark Owner may terminate all rights to use the Sponsor Mark granted to Acquiror or the SPAC hereunder if Acquiror or the SPAC materially breaches any of the obligations, conditions, limitations or restrictions imposed hereunder with respect to its use of the Sponsor Mark if Acquiror or the SPAC fails to cure, or cause the cure of (as the case may be), such breach within twenty (20) days following Acquiror's receipt from any Mark Owner of written notice of such breach and intent to terminate.

6.7. <u>Conduct of the Business of the SPAC</u>. The SPAC shall, and the Sponsor shall cause the SPAC to, (i) conduct itself in the ordinary course of business consistent with past practices; (ii) continue to observe its obligations to comply with the requirements of applicable Laws; (iii) pay its debts and obligations as they become due; and (iv) use commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers, independent contractors, consultants, and employees, and maintain satisfactory relationships with licensors, licensees, customers, suppliers, contractors, distributors, and others having business relationships with it. The SPAC shall promptly notify Acquiror of any material event involving the SPAC that arises during the period from the date of this Agreement and continuing until the earlier of the termination date of this Agreement and the Closing.

6.8. <u>Name Change</u>. Promptly following the Closing Date, the SPAC shall use reasonable efforts, and the Acquiror or its Affiliates, shall use reasonable efforts to cause the SPAC, to take steps to change the name of the SPAC to a name selected by Acquiror, including by passing resolutions of the SPAC Board approving, authorizing and directing (as applicable) (i) the calling and holding of a general meeting of the SPAC shareholders in accordance with the SPAC's Organizational Documents (the "**SPAC Shareholder Meeting**") for the purpose of passing special resolutions (as defined in the SPAC's Organizational Documents) approving (a) the change of name of the SPAC from Armada Acquisition Corp. II to a name to be provided by the Acquiror, in accordance with the SPAC's Organizational Documents and

19

(b) the amendment of the SPAC's Organizational Documents to reflect such change of name (collectively, the "**Name Change Resolutions**"), (ii) the solicitation of proxies in connection with the resolutions to be proposed at the SPAC Shareholder Meeting and (iii) subject to the passing of the Name Change Resolutions at the SPAC Shareholder Meeting, the SPAC's Cayman Islands registered office provider making all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the SPAC Shareholder Meeting, the Name Change Resolutions, and the related amendments to the SPAC's Organizational Documents.

6.9. Update to Registrar. At or promptly following the Closing, the SPAC shall deliver to Acquiror updated copies of the register of members of the SPAC and the register of directors and officers of the SPAC, reflecting the sale and purchase of the Acquired Securities and the director and officer changes referred to in Sections 2.3.3 to 2.3.5.

6.10. Advisor Designee. From and after the Closing Date and until the earlier of the close of the Initial Business Combination or the liquidation and dissolution of the SPAC, Acquiror shall, or shall cause the SPAC to, engage two persons designated by the Sponsor and reasonably acceptable to Acquiror to act as a strategic advisor to the Chief Executive Officer of the SPAC following the Closing Date, which advisors shall engage in such activities as reasonably requested by the Acquiror or the SPAC's Chief Executive Officer on customary, reasonable terms and subject to reimbursement of reasonable and documented out of pocket expenses incurred in connection therewith.

7. **Survival; Indemnification; Release**.

7.1. Survival. All representations, warranties, covenants, and agreements contained herein and all related rights to indemnification shall survive the Closing for a period of twelve (12) months.

7.2. Indemnification by the Sponsor. The Sponsor shall defend, indemnify, and hold harmless Acquiror, its Affiliates and their respective shareholders, members, directors, managers, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs, and expenses, including reasonable attorneys' fees and disbursements (collectively, a "**Loss**"), arising from or relating to any breach of any representation, warranty, covenant, agreement or obligation of the Sponsor contained in this Agreement or any document delivered in connection herewith; provided, that the Sponsor's aggregate liability for Losses shall not exceed One Million Dollars ($1,000,000.00) in the aggregate; provided, further, that no such maximum amount shall apply in the event such liability arises from, or in connection with, any actual intentional fraud or willful breach by the Sponsor.

7.3. Indemnification by the Acquiror. The Acquiror and the SPAC shall defend, indemnify, and hold harmless the Sponsor, its Affiliates and their respective shareholders, members, directors, managers, officers, employees, personal representatives, successors and assigns from and against all Losses arising from or relating to any breach of any representation, warranty, covenant, agreement or obligation of Acquiror contained in this Agreement or any document delivered in connection herewith; provided, that the Acquiror's aggregate liability for Losses shall not exceed One Million Dollars ($1,000,000.00) in the aggregate; provided, further, that no such maximum amount shall apply in the event such liability arises from, or in connection with, any actual intentional fraud or willful breach by the Acquiror.

7.4. Release. From and after the Closing (and contingent in all respects on the Closing), the Sponsor hereby irrevocably releases the SPAC and each of its officers, directors and shareholders from any claims that the Sponsor may have now or in the future, whether contractual, statutory or otherwise, against any of the SPAC, its officers, directors or shareholders relating to (i) the formation of the SPAC, (ii) the operation of the SPAC (including agreements, loans, convertible debt or other arrangements between

20

the Sponsor and the SPAC) up to the Closing and (iii) the dismissal of the Sponsor or any of its officers, directors or employees as an officer, director or employee of the SPAC, as applicable. The SPAC hereby irrevocably releases the Sponsor and each of its officers, managers and members from any claims that the SPAC may have now or in the future, whether contractual, statutory or otherwise, against any of the Sponsor, its officers, managers or members relating to (i) the formation of the SPAC, (ii) the operation of the SPAC (including agreements, loans, convertible debt or other arrangements between the Sponsor and the SPAC) up to the Closing and (iii) the Sponsor's ownership of the Acquired Securities. For the avoidance of doubt, nothing in this Section 7.4 shall release, limit or otherwise relieve the SPAC or the Acquiror or their Affiliates from complying with the terms of this Agreement, including, without limitation, pursuant to Section 6.2 of this Agreement.

7.5. Exclusive Remedy. The provisions set forth in this Section 7 shall be the sole and exclusive remedy of the Parties with respect to any and all Losses arising out of the subject matter of this Agreement, except in the case of actual intentional fraud, willful breach, or the rights of the resigning directors hereunder.

8. **Termination**. This Agreement may be terminated at any time prior to the Closing:

8.1.1. by mutual written consent of the Parties;

8.1.2. by either Acquiror or the Sponsor, if the Closing shall not have occurred by September 15, 2025 (the "**Outside Date**"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1.2 may not be exercised by any Party whose uncured material breach of a representation and warranty or failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date; or

8.1.3. by written notice by Acquiror to the Sponsor if there has been a material breach by the Sponsor of any of its representations, warranties, covenants or agreements contained in this Agreement, and the material breach or inaccuracy is incapable of being cured or is not cured within the earlier of (i) twenty days after the occurrence of such breach of inaccuracy or (ii) the Outside Date; provided, that, if such termination results from Sponsor's actual intentional fraud or willful breach, the Sponsor shall not be relieved of liability to the other Parties for any such actual intentional fraud or willful breach occurring prior to such termination.

8.1.4. The provisions of Sections 7 (excluding Section 7.4) through and including Section 22 shall survive any termination of this Agreement.

9. **Further Assurances**. Each Party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such Party's obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to effectuate the provisions and purposes hereof. In addition, without limiting the foregoing, the Sponsor shall reasonably cooperate with SPAC and Acquiror with respect to all filings that the SPAC or Acquiror elect to make or are required by law to make in connection with the Transaction and the other transactions contemplated by this Agreement. For the avoidance of doubt, this Section 9 shall not create any obligation on the part of the Sponsor or its managing members to provide any assistance to the SPAC or Acquiror or their respective Affiliates after the Closing in respect of any books and records, preparation of financial statements or financial reporting or the preparation or filing or submission of registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by the SPAC, the Acquiror or their respective Affiliates with the SEC or any Governmental Authority at any time after the Closing, which shall be and remain the sole and exclusive obligation of the SPAC, the Acquiror and their respective Affiliates.

21

10. **Fees and Expenses**. All fees and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the transactions are consummated, except that the fees and expenses incurred in connection with the 14f-1 Information Statement prior to the Closing shall be and remain expenses of the SPAC to be paid or satisfied by the SPAC at or after the Closing. From and after the Closing, Acquiror shall be responsible for all liabilities of the SPAC, including the orderly liquidation and dissolution of the SPAC in accordance with the SPAC Articles if it is unable to consummate an Initial Business Combination, as well as the reasonable and documented out-of-pocket expenses of the Sponsor or the resigning directors as expressly provided in Section 6 of this Agreement. For the avoidance of doubt, all fees and expenses of legal counsel for the Sponsor in connection with reviewing any documentation relating to the SPAC following the Closing Date shall be borne by the Sponsor.

11. **Severability**. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

12. **Titles and Headings**. The titles and section headings in this Agreement are included strictly for convenience purposes.

13. **No Waiver**. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

14. **Governing Law; Submission to Jurisdiction**. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (collectively, the "**Courts**"), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

15. **WAIVER OF JURY TRIAL**. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

16. **Entire Agreement**. This Agreement contains the entire agreement between the Parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon any Party, unless approved in writing by the Parties.

17. **Counterparts**. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

18. **Notices**. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice).

If to the Acquiror:

Arrington XRP Capital Fund, LP
382 NE 191st St, Suite 52895
Miami, FL 33179-3899
Attn: J. Michael Arrington, General Partner
Taryn Naidu, Chief Operating Officer
Email: [***]
　　　　[***]

With a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
Attn: Patrick Schultheis
　　　　Jeana S. Kim
　　　　Ethan P. Lutske
Email: [***]
　　　　[***]
　　　　[***]

If to the SPAC:

Armada Acquisition Corp. II
1760 Market Street, Suite 602
Philadelphia, PA 19103
Attn: Stephen P. Herbert, Chief Executive Officer
Douglas M. Lurio, President
Email: [***]
　　　　[***]

23

If to the Sponsor:

Armada Sponsor II, LLC
1760 Market Street, Suite 602
Philadelphia, Pennsylvania 19103
Attn: Stephen P. Herbert, Managing Member
Douglas Lurio, Managing Member
Email: [***]
        [***]

With a copy to (which shall not constitute notice):

DLA Piper LLP (US)
1201 West Peachtree Street NW
Suite 2900
Atlanta, GA 30309-3800
Attn: Gerry Williams
        Penny J. Minna
Email: [***]
        [***]

19. **Binding Effect; Assignment**. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void, except that Acquiror may, in its sole discretion and without the consent of any other Party, assign its rights and delegate its obligations hereunder to one or more of its Affiliates, including any direct or indirect wholly owned subsidiary; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

20. **Third Parties**. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

21. **Specific Performance**. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

22. **Trust Account Waiver**. The Sponsor hereby agrees, on behalf of itself and its Affiliates, that, notwithstanding anything to the contrary in this Agreement, neither Sponsor nor any of its Affiliates do now or shall at any time after the Closing have any right, title, interest or claim of any kind in or to any monies in the Trust Account of the SPAC containing the proceeds of its initial public offering and the

24

concurrent private placement for the benefit of the public shareholders of the SPAC or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Acquiror, the SPAC or their respective Affiliates, on the one hand, and the Sponsor or its Affiliates, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the "**Released Claims**"). The Sponsor on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Sponsor or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the Acquiror, the SPAC or their respective Affiliates). The Sponsor agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Acquiror and its Affiliates to induce the Acquiror to enter into this Agreement, and the Sponsor further intends and understands such waiver to be valid, binding and enforceable against the Sponsor and each of its Affiliates under applicable Law and the SPAC Articles.

[Remainder of page intentionally left blank; signature page follows]

25

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIROR:

ARRINGTON XRP CAPITAL FUND, LP

By: /s/ J. Michael Arrington
Name: J. Michael Arrington
Title: General Partner

SPAC:

ARMADA ACQUISITION CORP. II

By: /s/ Stephen P. Herbert
Name: Stephen P. Herbert
Title: Chief Executive Officer

SPONSOR:

ARMADA SPONSOR II LLC

By: /s/ Stephen P. Herbert
Name: Stephen P. Herbert
Title: Managing Member

By: /s/ Douglas M. Lurio
Name: Douglas M. Lurio
Title: Managing Member